Contact

www.linkedin.com/in/preeya-goenka (LinkedIn)

Top Skills

Microsoft Office

Microsoft Excel

Financial Analysis

Certifications

Chartered Financial Analyst (CFA)

Preeya Goenka

coo @ beehiiv

New York, New York, United States

Experience

beehiiv

1 year 8 months

Chief Operating Officer

June 2023 - Present (1 year)

Chief of Staff

October 2022 - June 2023 (9 months)

New York, United States

Noogata

7 months

GM, Americas

June 2022 - October 2022 (5 months)

New York, United States

Led Noogata's GTM functions: Sales, Marketing & Customer Success.

VP of Customer Success

April 2022 - June 2022 (3 months)

New York, United States

CM Group

5 years 8 months

VP of Commercial Customer Success

September 2021 - April 2022 (8 months)

Oversaw global customer success across CM Group brands Campaign Monitor, Emma, Delivra and Vuture.

Director of Customer Success

November 2019 - September 2021 (1 year 11 months)

Led global customer success across CM Group brands Campaign Monitor and Emma.

Principal Customer Success Manager

April 2019 - November 2019 (8 months)

Greater New York City Area

Senior Customer Success Manager
April 2018 - March 2019 (1 year)

Customer Success Manager
September 2016 - April 2018 (1 year 8 months)

Lexington Partners
Investor Relations Analyst
September 2015 - August 2016 (1 year)

BlackRock
Analyst, Client Analytics Group
August 2013 - September 2015 (2 years 2 months)

Barclays
Sales & Trading Summer Analyst
June 2012 - August 2012 (3 months)

Moore Capital Management
Product Control Group Intern
April 2011 - May 2012 (1 year 2 months)

_____

Education

New York University - Leonard N. Stern School of Business
BSc, Finance/International Business · (2009 - 2013)